EXHIBIT A

COVER LETTER TO OFFER TO PURCHASE AND LETTER OF TRANSMITTAL

IF YOU DO NOT WANT TO SELL YOUR SHARES OF BENEFICIAL INTEREST AT THIS TIME, PLEASE DISREGARD THIS NOTICE. THIS IS SOLELY NOTIFICATION OF THE FUND’S TENDER OFFER.

November 6, 2026

Dear FT Vest Total Return Income Fund: Series B3 Shareholder:

We are writing to inform you of important dates relating to a special tender offer by FT Vest Total Return Income Fund: Series B3 (the “Fund”). If you are not interested in having the Fund repurchase some or all of your Shares of beneficial interest (including fractions thereof) (“Shares”), please disregard this notice and take no action.

The Board of Trustees has approved a special additional tender offer to all investors in the Fund for up to 25% of the Fund’s net assets as of December 31, 2026, to provide Shareholders with an additional opportunity to tender their Shares outside of the Fund’s regularly scheduled tender offers.

The tender offer period will begin on November 6, 2026 and will end at 11:59 p.m., Eastern Time, on December 18, 2026, at which point the tender offer will expire. The purpose of the tender offer is to provide liquidity to Shareholders of the Fund that hold Shares. Shares may be presented to the Fund for purchase only by tendering them during one of the Fund’s announced tender offers.

Should you wish to tender all or some of your Shares for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal so that it is received by UMB Fund Services, Inc. (“UMBFS”) no later than December 18, 2026. If you do not wish to have all or some of your Shares repurchased, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO HAVE ANY OF YOUR SHARES REPURCHASED.

If you would like to tender your Shares, you should complete, sign and either (i) mail or otherwise deliver the Letter of Transmittal to FT Vest Total Return Income Fund: Series B3, c/o UMB Fund Services, Inc. at 235 W. Galena Street, Milwaukee, Wisconsin 53212, Attention: Tender Offer Administrator; or (ii) fax it to UMBFS at (816) 860-3140, Attention: Tender Offer Administrator (if by fax, please deliver an original, executed copy promptly thereafter), so that it is received before 11:59 p.m., Eastern Time, on December 18, 2026.

If you have any questions, please refer to the enclosed Offer to Purchase document, which contains additional important information about the special tender offer, or call the Tender Offer Administrator at UMBFS at (877) 779-1999.

Sincerely,

FT Vest Total Return Income Fund: Series B3